Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the three and nine month periods ended September 30, 2008 of Precision Drilling Trust (the “Trust” or “Precision”) prepared as at November 5, 2008 focuses on the unaudited Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should be read in conjunction with Precision’s 2007 Annual Report, Annual Information Form, the unaudited September 30, 2008 Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 17 of this report.

SELECT FINANCIAL AND OPERATING INFORMATION

(Stated in thousands of Canadian dollars,	Three months ended September 30,			Nine months ended September 30,
except per diluted unit amounts)	2008	2007	% Change	2008	2007	% Change

Revenue	$285,639	$227,928	25.3	$766,842	$760,475	0.8
Operating earnings(1)	98,648	73,402	34.4	244,933	278,655	(12.1)
Earnings from continuing operations	82,349	69,702	18.1	210,354	253,491	(17.0)
Net earnings	82,349	72,658	13.3	210,354	256,447	(18.0)
Cash provided by operations	3,241	20,270	(84.0)	261,006	405,641	(35.7)
Net capital spending	73,578	39,653	85.6	124,944	144,937	(13.8)
Distributions declared	49,046	49,046	–	147,137	177,319	(17.0)
Per unit information:
Earnings from continuing operations	0.65	0.55	18.2	1.67	2.02	(17.3)
Net earnings	0.65	0.58	12.1	1.67	2.04	(18.1)
Distributions declared	$0.39	$0.39	–	$1.17	$1.41	(17.0)

Contract Drilling Services:
Rig fleet	249	250	(0.4)	249	250	(0.4)
Operating days (spud to release):
Canada	9,008	7,903	14.0	22,578	22,863	(1.2)
United States	1,868	533	250.5	4,111	1,032	298.4
International	–	–	–	223	–	n/m
Completion and Production Services:
Rig fleet	229	239	(4.2)	229	239	(4.2)
Operating hours in Canada	87,995	84,490	4.1	255,621	269,581	(5.2)
(1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".
n/m - calculation not meaningful

FINANCIAL POSITION AND RATIOS

	September 30,	December 31,	September 30,
(Stated in thousands of Canadian dollars,except ratio)	2008	2007	2007

Working capital	$192,670	$140,374	$149,516
Working capital ratio	2.3	2.1	2.5
Long-term debt	$231,784	$119,826	$123,773
Total assets	$1,974,135	$1,763,477	$1,729,046
Long-term debt to long-term debt plus equity ratio	0.14	0.08	0.09

OVERVIEW

The Trust reported net earnings of $82 million or $0.65 per diluted unit for the quarter ended September 30, 2008, an increase of $10 million or 13% compared to $73 million or $0.58 per diluted unit in the third quarter of 2007. The increase marked the first time since the fourth quarter of 2006 where net earnings were greater than the comparable quarter for the prior year.

Third quarter net earnings increased over prior year due to organic rig expansion in the United States and a rebound in Canadian rig activity that led to margin growth in Precision's contract drilling operations. Precision's North American drilling rig fleet stood at 248 at quarter-end with 28 rigs in the United States and 220 in Canada. During the quarter, the fleet was 29% more active than the prior year comparative quarter as deployments from Canada to active basins in the United States and higher activity in Canada generated an increase of 2,440 operating days.

Utilization gains reflected the underlying strength in high performance high value drilling opportunities and commodity pricing. The profile of wells drilled highlight industry trends toward deeper, more complex directional and horizontal natural gas and oil drilling programs. These complex requirements aligned with Precision's high performance service capabilities as Precision averaged approximately 70% of its rigs in Canada and over 80% in the United States drilling directional/horizontal wells.

For the nine months ended September 30, 2008 net earnings were $210 million or $1.67 per diluted unit, a decrease of $46 million or 18% compared to $256 million or $2.04 in the equivalent period of 2007. The decrease in net earnings was due to lower first quarter industry demand and pricing for both operating segments in Canada partially mitigated by United States expansion, the emergence of international operations and stronger Canadian activity in the third quarter. During the first nine months, geographic diversification to United States natural gas resource plays accelerated with 16 rigs deployed from Canada expanding the fleet from 12 to 28. Precision’s U.S. drilling rigs operated at near 100% utilization and fleet growth led to a three and a half fold operating day increase over the first nine months of 2007.

Precision's high performance high value customer service offering advanced since the second quarter of 2008 through North American and international developments that included the following:

•
On August 25, 2008 Precision announced that it had entered into a definitive merger agreement with Grey Wolf, Inc. ("Grey Wolf") pursuant to which, if approved by Grey Wolf shareholders, Precision will acquire Grey Wolf. Grey Wolf is the fourth largest onshore drilling contractor in the United States with a fleet of 122 drilling rigs and on a combined basis, Precision will be one of the largest land drillers in North America with a combined drilling rig fleet of 371 rigs. The combined Precision and Grey Wolf will have land drilling operations in most conventional and unconventional oil and gas basins in the lower 48 United States and in Canada with an emerging presence in Mexico. The transaction will enhance Precision's leadership position in the North American oil field services sector and represents an important milestone in Precision's long-term strategy for diversification beyond Canada. The transaction will position Precision as the lead shale gas driller in North America.

Under the terms of the agreement, Grey Wolf shareholders will receive US$5.00 in cash and 0.1883 Precision trust units (“Units”) for each Grey Wolf common share, for aggregate consideration of about US$1.12 billion in cash and about 42 million Units. Grey Wolf shareholders will be able to elect to receive cash or Units subject to proration.

On August 24, 2008 Precision entered into an arrangement to fund the transaction and ongoing operating requirements through a US$1.6 billion debt structure as outlined in a commitment letter with four lenders, the Royal Bank, the Toronto Dominion Bank, Deutsche Bank and HSBC Bank.

The acquisition process for the transaction has progressed on schedule with successful completion of key steps that include early termination of the Hart-Scott-Rodino waiting period, determination by the Committee on Foreign Investment

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in the United States (“CFIUS”) that there are no unresolved national security concerns and the receipt of prospective credit ratings from Moody’s and Standard & Poor’s. The prospectus/proxy statement for Grey Wolf’s special meeting of shareholders to approve the merger was mailed to Grey Wolf shareholders beginning October 30, 2008 with the meeting scheduled for December 9, 2008.

•
On July 31, 2008 Precision closed the acquisition of six service rigs from Rick's Well Servicing Ltd., a private company, for approximately $16 million. The assets are positioned in south-eastern Saskatchewan and south-western Manitoba and strengthen Precision's capabilities in these oil regions. Subsequent to closing, Precision moved an additional three service rigs into these regions.

•
August 31, 2008 marked the expiry of certain non-compete obligations from a 2005 business divestiture that restricted Precision’s growth outside of North America and in certain business lines. Through its international subsidiary Peritus International Oilfield Services Ltd., Precision can now fully pursue global contract drilling opportunities.

•	Precision’s organic growth in the United States accelerated with nine rig moves from Canada during the third quarter representing fleet expansion of 47%.

•
The 2008 Super Series drilling rig build program is comprised of ten Super Single rigs and nine Super Triple rigs. Seventeen of these rigs are under signed term customer contracts with letters of intent on the remaining two rigs. Twelve rigs are for deployment to the United States, six for Canada and one has been made available to a customer for international deployment.

Precision’s revenue in the third quarter of 2008 was 25% higher than the prior year period at $286 million, increasing 33% in the Contract Drilling Services segment and 7% in the Completion and Production Services segment. Revenue in Precision's United States operation grew by one half over the previous quarter and by over two times the same quarter in the prior year. In Canada, Precision realized a 14% increase in operating activity in the Contract Drilling Services segment while service rig activity in the Completion and Production Services segment increased 4%.

Precision’s operating earnings in the third quarter of 2008 were 34% higher than the prior year period at $99 million, increasing two percentage points to 35% of revenue. The improvement was primarily attributable to strong margins in the United States contract drilling division. Precision’s operating segments in Canada performed well and returned to margins comparable to a year ago as internal manufacturing, maintenance and supply-chain management contained operating costs at levels relatively in line with prior year periods and customer pricing stabilized.

In the Western Canada Sedimentary Basin ("WCSB"), Precision experienced higher customer demand over the comparative year quarter due to the improvement in underlying cash flow fundamentals for the oil and gas industry. With significant improvement in natural gas pricing through the first nine months of 2008, producers began to accelerate drilling plans in the second quarter but the impact of spring break-up and wet weather delayed any significant uplift in activity until the third quarter which was up sharply over the prior year even though shallow gas drilling in Alberta remained at lower levels. Customer demand in Canada improved and Precision’s operating days increased by 14% in the quarter compared to the third quarter of 2007. Industry rig supply fundamentals in Canada have also improved through a net reduction in capacity. Precision reduced its Canadian drilling rig fleet by a net 22 rigs or 9% as a result of deployments to the United States and fourth quarter 2007 retirements partially offset by additions to the fleet from the 2007 rig-build program.

For the third quarter of 2008, average customer pricing for Precision's services in Canada stabilized. In both the Contract Drilling Services segment and the service rig division of Precision’s Completion and Production Services segment, average daily or hourly rig rates were essentially flat with prior year. With strengthened fundamentals, higher demand in certain oil and natural gas markets, and a scarce labour supply spot market pricing has firmed. Precision continued to benefit from term contracts and strong customer relationships that place a premium on safe, high performance oilfield services.

Average customer pricing for Precision's operations in the United States held strong in the quarter as all drilling rigs are under term contracts. An increased active industry rig count and a trend toward directional and horizontal drilling programs continued to provide opportunities for Precision’s versatile high performing drilling rigs.

Precision continued on schedule with its 2008 capital expenditure program estimated at $290 million with $75 million for upgrade capital and $215 million for expansionary initiatives. Most of the expansion capital is for the 2008 rig-build program and Precision estimates that an additional $130 million will be incurred during the first three quarters of 2009 to complete the construction of the current new-rig build program.

Precision continued to invest in its high performance high value strategy as energy commodity prices have reflected an underlying tight supply of natural gas and oil. The third quarter of 2008 continued to support this rationale, as AECO natural gas spot prices averaged $7.80 per MMBtu in the third quarter of 2008, an increase of 50% over the third quarter 2007 average of $5.20 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$9.06 per MMBtu in the third quarter of 2008, an increase of 47% over the third quarter 2007 average of US$6.16 per MMBtu. West Texas Intermediate crude oil averaged US$118.68 per barrel during the quarter compared to US$75.31 per barrel in the same period in 2007. As always significant economic and weather factors influence commodity prices and the one-year forward price for North American natural gas improved and traded within a wide range of about $7.50 to $13.00 on Canadian and U.S. exchanges in the third quarter of 2008, compared to a range of about $6.50 to $8.00 in the same quarter of 2007. On October 21, 2008 AECO spot natural gas closed at $7.17 per MMBtu and West Texas Intermediate spot closed at US$70.89 per barrel.

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OUTLOOK

Looking ahead to the fourth quarter of 2008 and into 2009, the unfolding global financial crisis has created a high degree of uncertainty. While mindful of recent commodity price volatility and its impact on industry spending, Precision’s North American oilfield service businesses carry positive momentum established during the first half of 2008 through higher energy prices and an increasing activity trend. The benefits of these factors were demonstrated in third quarter performance and persist early into the fourth quarter.

Rig bookings by customers for the 2008/2009 winter drilling season in Canada remain ahead of year ago levels and Precision has increased its personnel recruitment effort and training for the seasonal increase in drilling during the first quarter of 2009. In alignment with current customer demand and the impact of last year’s freeze on field labour rates, substantial hourly wage rate increases were made to rig crews by the industry to start the fourth quarter in Canada. These increases were made to ensure competitiveness and to address an industry-wide labour shortage. Precision expects to recoup these costs through customer pricing adjustments effective October 1, 2008.

Precision’s 2008 rig-build program is on schedule to deliver 19 drillings rigs pursuant to term customer contracts over the next nine months with up to four in the fourth quarter, six in the first quarter of 2009, eight in the second and one rig in the third quarter. These Super Series rigs will further expand Precision’s operations in the United States land drilling market and reinforce high performance high value assets in Canada.

The autumn season in North America usually creates uncertainty in natural gas markets as underground storage fills and pricing softens. This year, fundamentals are reasonably firm with storage marginally less than a year ago and commodity prices in the $6.00 to $8.00 range, comparable to prior year levels. The North American land rig count drilling for natural gas has more than doubled in the past seven years and production increases are positive over the long term for the service sector given steep first year production decline rates on many of these new wells.

Supply from producing U.S. land wells has been bolstered by recent successful shale and tight gas drilling. Year-over-year production response from shale gas plays such as the Barnett, Deep Bossier and emerging plays such as the Marcellus and Canadian shales, Montney and Horn River, give promise that continental natural gas will continue to be part of the long-term energy solution for North America.

The significant rise in production from these wells has been a product of long section horizontal drilling combined with multi-stage large fracturing processes. These wells are service intensive and as a result expensive to drill, but strong initial production rates facilitate early payouts for producers. From a driller’s perspective these wells also have a steep rate of production decline in the first year of 50-80%, necessitating additional drilling to replace rapidly depleting wells. The complexity of these wells dictate the use of high performance rigs with large capacity mud pumps, advanced drilling control systems and high mobility capabilities. These rigs are often referred to as “fit for purpose” as a significant percentage of the existing industry rig fleet does not adequately address the need. Precision’s Super Series rigs and a large number of its “traditional” rigs have been upgraded to these high performance requirements.

Looking ahead to 2009, industry fundamentals for Canada are supported by the recent strengthening of the U.S. dollar versus the Canadian dollar, a reduced industry drilling rig count and AECO natural gas pricing in October 2008 that was on average 14% higher than a year ago. Precision will continue to risk manage its business growth with high margin term contracts and existing operations with a highly variable operating cost structure to match equipment utilization.

The current state of the global banking system is an overriding concern as access to capital through the debt and equity markets is challenging. The liquidity and capital contraction is expected to cause many producers of oil and natural gas to demonstrate renewed focus on balance sheet discipline and to work within their existing financing and cash flow means. Subject to the coming winter heating season and demand levels for natural gas in North America, the current economic slowdown could moderate energy consumption growth and may result in lower producer spending for marginal oil and natural gas programs.

For Precision, existing debt facilities provide access to about $500 million of undrawn debt capacity and the tenure on the facility was renewed for a new three year term in the second quarter of 2008. In conjunction with the proposed acquisition of Grey Wolf, Precision is planning to replace existing facilities with a new debt structure of US$1.6 billion pursuant to firm funding arrangements with four reputable lenders.

Precision’s resolve to acquire Grey Wolf remains rooted in strategy and will position the combined entity as one of the largest North American drillers with an asset base that is exceptionally well positioned in most of North America’s promising resource plays, especially shale gas. The acquisition will bring significant benefit to Precision through immediate access to customers, employees and a very well maintained fleet of deep drilling rigs that round out Precision’s predominantly shallow to medium depth rated fleet. Combined, the companies will have opportunity to leverage available rig capacity for international deployment, to access a large and loyal list of North American customers and to gain operational benefits by embracing optimal internal safety, supply chain, rig manufacturing and upgrade, new rig technology and human resource systems.

Precision’s strategic focus is on global contract drilling through United States expansion, international diversification opportunities and complementary product line expansion. Precision’s strategy is centered on value-based high performance services where customers recognize and reward superior performance. This presents Precision with significant opportunity to displace low performing rigs, especially in technically demanding unconventional drilling applications. A greater proportion of wells drilled in North America are seeking unconventional oil and natural gas reserves and due to the complexity of these programs, high performance drilling rigs and services are required. The differentiation between underperforming rigs and high performing, highly mobile, well-designed rigs with exceptional crews continues to emerge.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2008	2007	% Change	2008	2007	% Change
Revenue:
Contract Drilling Services	$212,567	$160,068	32.8	$547,938	$519,792	5.4
Completion and
Production Services	76,701	71,570	7.2	228,980	249,754	(8.3)
Inter-segment eliminations	(3,629)	(3,710)	2.2	(10,076)	(9,071)	(11.1)
	$285,639	$227,928	25.3	$766,842	$760,475	0.8
Operating earnings:(1)
Contract Drilling Services	$81,486	$58,877	38.4	$206,062	$215,625	(4.4)
Completion and
Production Services	21,608	22,538	(4.1)	64,281	83,307	(22.8)
Corporate and other	(4,446)	(8,013)	44.5	(25,410)	(20,277)	(25.3)
	$98,648	$73,402	34.4	$244,933	$278,655	(12.1)
(1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".

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Financial information for the three months ended September 30, 2008:

•	Precision’s financial position remained strong with working capital of $193 million, long-term debt of $232 million and a long-term debt to long-term debt plus equity ratio of 0.14.

•	Revenue was $286 million, an increase of $58 million or 25% from the prior year quarter due primarily to growth in the United States and higher equipment utilization in Canada.

•	General and administrative costs were $12 million, an amount in-line with the prior year comparative.

•	Operating earnings were $99 million, an increase of $25 million or 34% from the third quarter in 2007 or 35% of revenue, compared to 32% in 2007.

•
Capital expenditures for the purchase of property, plant and equipment were $75 million, an increase of $35 million over the same period in 2007. Capital spending for the third quarter of 2008 included $58 million on expansionary capital initiatives and $17 million on the upgrade of existing assets.

Financial information for the nine months ended September 30, 2008:

•
Revenue was $767 million, an increase of $6 million or 1% from the prior year period due primarily to growth in United States drilling operations partially offset by lower rig utilization and customer pricing in Precision's Canadian operations during the first quarter of 2008.

•
General and administrative costs were $49 million, an increase of $11 million from the prior year due primarily to prior year expense recoveries on the reversal of performance based long-term incentive compensation plan obligations.

•
Operating earnings were $245 million, a decrease of $34 million or 12% from the first nine months of 2007 or 32% of revenue, compared to 37% in 2007. Operating margins were impacted by revenue trends noted above and operating costs that were contained at prior year levels in the Canadian Contract Drilling Services segment and marginally higher in the Completion and Production Services segment due to fuel and repair cost escalations.

•
Capital expenditures for the purchase of property, plant and equipment were $130 million, a decrease of $19 million over the same period in 2007. Capital spending for the first nine months of 2008 included $101 million on expansionary capital initiatives and $29 million on the upgrade of existing assets.

•
During March 2008 Precision paid $55 million to a provincial taxing authority for the reassessment of income taxes relating to tax filing positions taken in prior periods. The reassessments have been recorded as long-term receivables. The income tax related portion of the reassessments is $36 million and was included in the $300 million contingent tax liability note disclosed in the December 31, 2007 financial statements. Precision is in the process of challenging these reassessments.

(Stated in thousands of Canadian dollars,	Three months ended September 30,			Nine months ended September 30,
except where indicated)	2008	2007	% Change	2008	2007	% Change

Revenue	$212,567	$160,068	32.8	$547,938	$519,792	5.4
Expenses:
Operating	112,121	85,951	30.4	288,559	260,062	11.0
General and administrative	5,850	3,805	53.7	17,310	13,631	27.0
Depreciation	15,207	10,490	45.0	38,817	29,212	32.9
Foreign exchange	(2,097)	945	n/m	(2,810)	1,262	n/m
Operating earnings(1)	$81,486	$58,877	38.4	$206,062	$215,625	(4.4)
Operating earnings as a
percentage of revenue	38.3%	36.8%		37.6%	41.5%
Drilling rig revenue per operating
day in Canada	$17,062	$17,112	(0.3)	$17,883	$19,276	(7.2)
(1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".
n/m - calculation not meaningful

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Canadian drilling statistics for the three month period ended September 30:
	2008		2007
	Precision	Industry (1)	Precision	Industry (1)
Number of drilling rigs (end of period)	220	879	242	887
Drilling rig operating days (spud to release)	9,008	38,898	7,903	31,371
Drilling rig operating day utilization	44%	48%	36%	39%
Number of wells drilled	1,444	5,270	1,455	5,488
Average days per well	6.2	7.4	5.4	5.7
Number of metres drilled (000s)	1,786	6,826	1,592	6,293
Average metres per well	1,237	1,295	1,094	1,147
Average metres per day	198	176	201	201
Canadian drilling statistics for the nine month period ended September 30:

	2008		2007
	Precision	Industry (1)	Precision	Industry (1)
Number of drilling rigs (end of period)	220	879	242	887
Drilling rig operating days (spud to release)	22,578	99,980	22,863	90,120
Drilling rig operating day utilization	36%	41%	35%	38%
Number of wells drilled	3,307	11,964	3,594	13,126
Average days per well	6.8	8.4	6.4	6.9
Number of metres drilled (000s)	4,334	16,060	4,305	15,973
Average metres per well	1,310	1,342	1,198	1,217
Average metres per day	192	161	188	177

(1) Canadian Association of Oilwell Drilling Contractors ("CAODC") and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

In the Contract Drilling Services segment, revenue for the third quarter increased by 33% to $213 million while operating earnings increased by 38% to $81 million compared to the same period in 2007. The increase is the combined result of revenue growth in Precision's United States operations and increased activity in Canadian operations.

For the third quarter average drilling operating day rates for Precision in Canada remained almost unchanged from the same quarter of 2007 at $17,062. After removing the effects of winterization revenue, average drilling rates for Precision have stabilized through 2008 and remain relatively unchanged from the first quarter. During the quarter in Canada approximately 37% of operating days came from rigs under term or payout contracts compared to 25% in 2007. In the United States contract drilling operating rates continue to be strong as all drilling rigs are working under term or payout contracts.

Drilling rig operating days in Canada, spud to rig release, during the third quarter of 2008 were 9,008 an increase of 14% compared to 7,903 in 2007. Drilling rig operating days for Precision in the United States were 1,868 an increase of 250% over the third quarter of 2007 as the average number of rigs operating during the third quarter of 2008 was 25 compared to seven in the prior year quarter. During the second quarter Precision's Latin America based drilling rig was racked and did not operate during the third quarter as work under that contract had terminated.

Precision's geographic diversification outside Canada continues as nine drilling rigs were moved to the United States from Canada during the quarter, all under term contracts. The total number of Precision drilling rigs operating in the United States at the end of the quarter was 28. Precision's United States based drilling rigs are all working under term contracts and had a combined utilization rate, including move days, near 100%. Drilling activity in the United States is not subject to seasonal fluctuations to the same extent experienced in Canada.

Precision's camp and catering division experienced an activity increase of 77% over the prior year third quarter with a greater number of days realized from larger base camp activity and increased industry activity. Operating expenses in the segment were 53% of revenue for the quarter compared to 54% for the prior year quarter. On a per day basis, operating costs for the Contract Drilling division in Canada were in-line with the prior year.

Depreciation in the Contract Drilling Services segment in the third quarter of 2008 was 45% higher than the prior year period due to a 29% increase in activity and an increased capital asset base.

(Stated in thousands of Canadian	Three months ended September 30,			Nine months ended September 30,
dollars, except where indicated)	2008	2007	% Change	2008	2007	% Change

Revenue	$76,701	$71,570	7.2	$228,980	$249,754	(8.3)
Expenses:
Operating	45,831	40,956	11.9	137,825	138,268	(0.3)
General and administrative	2,643	1,940	36.2	7,935	7,193	10.3
Depreciation	6,623	6,129	8.1	18,943	20,973	(9.7)
Foreign exchange	(4)	7	n/m	(4)	13	n/m
Operating earnings(1)	$21,608	$22,538	(4.1)	$64,281	$83,307	(22.8)

Operating earnings as a
percentage of revenue	28.2%	31.5%		28.1%	33.4%
Service rig revenue per operating hour	$675	$679	(0.6)	$699	$742	(5.8)

	Three months ended September 30,			Nine months ended September 30,
Well servicing statistics:	2008	2007	% Change	2008	2007	% Change

Number of service rigs (end of period)	229	239	(4.2)	229	239	(4.2)
Service rig operating hours	87,995	84,490	4.1	255,621	269,581	(5.2)
Service rig operating hour utilization	42%	38%		41%	42%

(1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".
n/m - calculation not meaningful

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In the Completion and Production Services segment, revenue for the third quarter increased 7% from 2007 to $77 million while operating earnings was down 4% to $22 million. The increase in revenue is attributed to the acquisition of six service rigs during the quarter and a relatively small increase in industry activity from strong commodity prices. Operating rates per hour were in-line with the comparative quarter from the prior year.

Service rig activity increased 4% from the prior year period, with the fleet generating 87,995 operating hours in the third quarter of 2008 compared with 84,490 hours in 2007 for utilization of 42% and 38%, respectively. The increase was a result of the acquisition of six service rigs, higher production work in oil producing regions in the WCSB and the performance of completion work from wells drilled in the first quarter of 2008. New well completions accounted for 32% of service rig operating hours in the third quarter compared to 30% in the same quarter in 2007.

Operating expenses in the segment were 60% of revenue for the quarter compared to 57% for the prior year quarter. On a per hour basis, operating costs for the service rig division were 4% higher due to fuel and other direct costs.

Depreciation in the Completion and Production Services segment in the third quarter of 2008 was 8% higher than the prior year period due to a 4% increase in activity and an increased capital asset base.

SEGMENT REVIEW OF CORPORATE AND OTHER

Corporate and other expenses decreased by 45% to $4 million in the third quarter of 2008 compared to $8 million in the same period of 2007. The decrease was primarily due to the one-time costs associated with hiring the new Chief Executive Officer incurred in the third quarter of 2007, offset by the difference in employee incentive compensation expense and the revaluation of unit based long-term compensation expense. In 2007, as a result of financial performance, Precision recorded a recovery of long-term incentive accruals expensed in prior periods.

OTHER ITEMS

Net interest expense of $2 million for the third quarter of 2008 was in-line with the prior year.

The Trust’s effective tax rate on earnings before income taxes for the third quarter of 2008 was 15% compared to 3%, before rate reductions, for the same period in 2007. The effective tax rate for the nine month periods ended September 30, 2008 and 2007 was 12% and 8% respectively. The increase in the effective tax rate for the quarter and the nine month period is a result of increased earnings in Precision's United States operations. Compared to a corporate tax rate, the low effective tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders.

LQUIDITY AND CAPITAL RESOURCES

Precision's liquidity and solvency position remained strong with long-term debt exceeding working capital by only $39 million as at September 30, 2008 compared to working capital exceeding long-term debt by $21 million as at December 31, 2007.

During the first nine months of 2008 Precision generated cash from continuing operations of $261 million. The cash was used to purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $114 million, complete a business acquisition for $16 million, make cash distributions to unitholders of $167 million, repay bank indebtedness of $14 million and pay assessed income taxes and interest of $55 million and when combined with a net draw on long-term debt facilities of $112 million resulted in a cash balance of $7 million.

The first nine months of 2008 were further highlighted by the following financial developments:

•	The Trust declared monthly distributions to unitholders of $0.13 per diluted unit for aggregate distributions declared of $147 million or $1.17 per diluted unit.

•	Long-term debt increased by $112 million from December 31, 2007 to $232 million for a long-term debt to long-term debt plus equity ratio of 0.14.

•	Working capital increased $52 million to $193 million as Precision realized higher activity leading into September 30, 2008 compared to the 2007 year end.

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

On August 24, 2008 Precision entered into an arrangement to fund the acquisition of Grey Wolf and ongoing operating requirements through a US$1.6 billion debt structure as outlined in a commitment letter with four lenders: the Royal Bank, the Toronto Dominion Bank, Deutsche Bank and HSBC Bank. The new debt structure will replace existing debt facilities.

As at November 5, 2008 there have been no significant changes to the number of outstanding trust units, exchangeable LP units or equity settled deferred trust units compared to the amounts outstanding at September 30, 2008.

DISTRIBUTIONS

Upon conversion to an income trust effective November 7, 2005 the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units ("unitholders"). Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust. Distributions, including special distributions, may be declared in cash or "in-kind" or a combination of both and reduced, increased or suspended entirely depending on the operations of Precision, the performance of its assets, or legislative changes in tax laws. The actual cash flow available for distribution to unitholders is a function of numerous factors, including the Trust’s: financial performance; debt covenants and obligations; working capital requirements; upgrade and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of units outstanding.

In June 2007 the Government of Canada's Bill C-52 Budget Implementation Act 2007 was enacted and included legislative provisions that impose a tax on certain distributions from publicly traded specified investment flow-through ("SIFT") trusts at a rate equal to the applicable federal corporate tax rate plus a provincial SIFT tax factor. With enacted federal tax rate reductions the combined SIFT tax will be 29.5% in 2008, reducing to 25% in 2012. Precision will be a SIFT trust on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines announced by the federal Department of Finance on December 15, 2006.

Key factors for consideration in determining actual cash flow available for distribution, in an historical context, are disclosed within the consolidated statements of cash flow. In calculating distributable cash Precision makes the following adjustments to cash provided by continuing operations:

•	Deducts the purchase of property, plant and equipment for upgrade capital as the minimum reinvestment required to maintain current operating capacity;

•	Deducts the purchase of property, plant and equipment for expansion initiatives to grow capacity;

•	Adds the proceeds on the sale of property, plant and equipment capital which are incidental transactions occurring within the normal course of operations; and

•	Deducts long-term incentive plan changes as an unfunded liability resulting from the operating activities in the current period with payments beginning March 2009.

A quarterly two-year reconciliation of distributable cash from continuing operations follows:

(Stated in thousands of Canadian dollars, except per diluted unit amounts)	2007		2008
Quarters ended	December 31	March 31	June 30	September 30

Cash provided by continuing operations	$78,474	$57,307	$200,458	$3,241
Deduct:
Purchase of property, plant and equipment for
upgrade capital	(9,241)	(2,814)	(8,864)	(17,270)
Purchase of property, plant and equipment for
expansion initiatives	(28,264)	(20,654)	(22,480)	(58,187)
Add:
Proceeds on the sale of property, plant and
equipment	1,236	1,303	2,143	1,879
Standardized distributable cash(1)	42,205	35,142	171,257	(70,337)
Unfunded long-term incentive plan compensation	(1,817)	469	(2,166)	93
Distributable cash from continuing operations(1)	$40,388	$35,611	$169,091	$(70,244)
Cash distributions declared	$69,166	$49,046	$49,045	$49,046
Per diluted unit information:
Cash distributions declared	$0.55	$0.39	$0.39	$0.39
Standardized distributable cash(1)	$0.33	$0.28	$1.36	$(0.56)
Distributable cash from continuing operations(1)	$0.32	$0.28	$1.34	$(0.56)

	2006		2007
Quarters ended	December 31	March 31	June 30	September 30

Cash provided by continuing operations	$154,233	$156,298	$229,073	$20,270
Deduct:
Purchase of property, plant and equipment for
upgrade capital	(26,122)	(17,583)	(8,602)	(10,544)
Purchase of property plant and equipment for
expansion initiatives	(46,211)	(38,119)	(44,238)	(30,382)
Add:
Proceeds on the sale of property, plant and
equipment	3,742	1,128	2,130	1,273
Standardized distributable cash(1)	85,642	101,724	178,363	(19,383)
Unfunded long-term incentive plan compensation	(10,192)	2,461	4,167	3,685
Distributable cash from continuing operations (1)	$75,450	$104,185	$182,530	$(15,698)
Cash distributions declared	$116,912	$71,682	$56,591	$49,046
Per diluted unit information:
Cash distributions declared	$0.93	$0.57	$0.45	$0.39
Standardized distributable cash(1)	$0.68	$0.81	$1.42	$(0.15)
Distributable cash from continuing operations(1)	$0.60	$0.83	$1.45	$(0.12)
(1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

The quarterly distributable cash calculation over the past two years demonstrates the wide variances from quarter to quarter and highlights the need to consider seasonal and economic conditions for cumulative quarters to assess performance and the reasonableness of distributions.

For the quarter ended September 30, 2008 cash provided by operations was $3 million, a decrease of $17 million from the 2007 third quarter. The decrease was due primarily to an increase in the non-cash working capital balance of $48 million offset by an increase in operating earnings in the current quarter compared to the prior year.

The Canadian drilling industry is subject to seasonality with activity and earnings peaking during the winter months in the fourth and first quarters. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans can restrict activity at any time but are most typical for spring break-up during the second quarter before equipment is able to move for summer drilling programs. As a result, in combination with economic cycles, Precision’s operating and financial results can vary significantly by quarter. Working capital is typically at its highest level at the end of the first quarter when accounts receivable increases from winter activity and tends to be at its lowest during the second quarter. The change in the non-cash working capital balance has a direct impact on cash provided by operations.

	Nine months ended	Nine months ended	Year ended
	September 30,	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2008	2007	2007
Cash provided by continuing operations (A)	$261,006	$405,641	$484,115
Net earnings (B)	$210,354	$256,447	$345,776
Distributions declared (C)	$147,137	$177,319	$276,667

Excess of cash provided by continuing operations
over distributions declared (A-C)	$113,869	$228,322	$207,448

Excess of net earnings from operating activities
over distributions declared (B-C)	$63,217	$79,128	$69,109

The Trust has maintained a strong financial position and has sufficient debt facilities to manage short-term funding needs as well as planned equipment additions. Part of the debt management strategy involves retaining sufficient funds from available distributable cash to finance upgrade capital expenditures as well as working capital needs. Planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations. Precision renewed its $700 million three-year revolving syndicated loan facility during the second quarter of 2008. Tenure has been renewed for most of the facility and certain pricing terms were amended. A $150 million accordion clause was added, enabling Precision to increase the size of the facility under certain conditions.

Periodically, Precision enters into cash generating transactions that are outside the normal course of operations and, while such transactions increase the cash available for distribution, Precision does not rely on these sources of cash for distributions.

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per diluted unit amounts)	2007		2008
Quarters ended	December 31	March 31	June 30	September 30

Revenue	$248,726	$342,689	$138,514	$285,639
Operating earnings(1)	77,696	124,238	22,047	98,648
Earnings from continuing operations	89,329	106,266	21,739	82,349
Per diluted unit	0.71	0.84	0.17	0.65
Net earnings	89,329	106,266	21,739	82,349
Per diluted unit	0.71	0.84	0.17	0.65
Cash provided by continuing operations	78,474	57,307	200,458	3,241
Distributions declared	$99,348	$49,046	$49,045	$49,046

	2006		2007
Quarters ended	December 31	March 31	June 30	September 30

Revenue	$328,049	$410,542	$122,005	$227,928
Operating earnings(1)	132,396	178,179	27,074	73,402
Earnings from continuing operations	126,474	158,067	25,722	69,702
Per diluted unit	1.01	1.26	0.20	0.55
Net earnings	127,436	158,067	25,722	72,658
Per diluted unit	1.01	1.26	0.20	0.58
Cash provided by continuing operations	154,233	156,298	229,073	20,270
Distributions declared	$141,435	$71,682	$56,591	$49,046
(1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".

NON-GAAP MEASURES AND RECONCILIATIONS

Precision uses both Generally Accepted Accounting Principles ("GAAP") and non-GAAP measures to assess performance and believes the non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance:

•
Operating Earnings: Management believes that in addition to net earnings, operating earnings as derived from information reported in the Consolidated Statements of Earnings and Deficit is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed.

The following table provides a reconciliation of net earnings under GAAP as disclosed in the Consolidated Statements of Earnings and Deficit to operating earnings.

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2008	2007	2008	2007

Net earnings	$82,349	$72,658	$210,354	$256,447
Add (deduct):
Gain on disposal of discontinued operations	–	(2,956)	–	(2,956)
Income taxes	14,011	2,136	28,008	19,558
Interest:
Long-term debt	2,367	1,623	6,711	5,802
Other	12	25	111	83
Income	(91)	(84)	(251)	(279)
Operating earnings	$98,648	$73,402	$244,933	$278,655

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

•
Standardized Distributable Cash, Distributable Cash from Continuing Operations, Standardized Distributable Cash per Diluted Unit and Distributable Cash from Continuing Operations per Diluted Unit: Management believes that in addition to cash provided by continuing operations, standardized distributable cash and distributable cash from continuing operations are useful supplemental measures. They provide an indication of the funds available for distribution to unitholders after consideration of the impacts of capital expenditures and long-term unfunded contractual operational obligations.

Precision’s method of calculating these non-GAAP measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008 the Trust adopted new Canadian accounting standards relating to inventories (Section 3031) and capital disclosures (Section 1535). Section 3031 requires inventories to be measured at the lower of cost or net realizable value and the reversal of previously recorded write downs to realizable value when the circumstances that caused the write down no longer exist. This new standard did not have a material impact on the Trust's financial statements for the period ended September 30, 2008. Section 1535 requires the Trust to provide additional quantitative and qualitative information regarding its objectives, policies and processes for managing its capital.

Effective for fiscal years starting on or after January 1, 2011, Canadian Publicly Accountable Enterprises must report financial information using International Financial Reporting Standards ("IFRS"). During the nine month period ended September 30, 2008 Precision has initiated the transition process with an identification and assessment of the primary differences that would have an impact on Precision and has commenced planning for the conversion.

Although many elements of Canadian GAAP and IFRS are similar, Precision expects its transition to IFRS to take considerable effort.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, to allow timely decisions regarding required disclosure.

As of September 30, 2008 an evaluation was carried out, under the supervision of and with the participation of management, including the principal executive officer and principal financial and accounting officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the principal executive officer and principal financial and accounting officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at September 30, 2008.

During the quarter ended September 30, 2008 there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, "estimate", "propose", "plan", “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to: plans to replace existing facilities with a new debt structure of US$1.6 billion pursuant to a commitment letter with four lenders; the anticipated closing and potential impact and benefits of the Grey Wolf transaction; the opportunities stemming from a focus on global contract drilling through United States expansion, international diversification opportunities and complementary product line expansion; that new drilling rigs are expected to be contracted with customers before completion; the timing of completion of rigs in the 2008 rig build program; that Precision will have opportunities from increased industry rig counts and trend toward directional and horizontal drilling programs; that improved commodity prices are expected to alleviate downward pricing pressure; that an increase in labour rates will address labour shortage issues; the impact of shale gas drilling in Canada and the United States; that unconventional drilling applications will require high performance drilling rigs; that continental natural gas will continue to be part of the long-term solution for North America; these wells also have a steep rate of production decline in the first year of 50-80%, necessitating additional drilling to replace rapidly depleting wells; the timing and results of international diversification opportunities; that planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations; and statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision's services all of which are stated under the headings "Overview" and “Outlook” of this report.

These forward-looking information statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; failure to receive approval of the proposed acquisition of Grey Wolf by the shareholders of Grey Wolf and satisfaction of various other conditions to the completion of the acquisition; failure to realize anticipated synergies; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.